UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46202

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Uphold Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

530 Fifth Avenue, Suite 3A
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curt Snyder	203-554-5542	curt@jnksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Curt Snyder_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Uphold Securities Inc._____, as of __12/31_____, 2_024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified In New York County
My Commission Expires 08/20/2027

Signature

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

UPHOLD SECURITIES INC.

FINANCIAL STATEMENT

.

For the year ended December 31, 2024

This report is pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UPHOLD SECURITIES INC.
FINANCIAL STATEMENT
For the year ended December 31, 2024

TABLE OF CONTENTS





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Stockholder and the Board of Directors of Uphold Securities Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Uphold Securities Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2022.

Chicago, Illinois
March 18, 2025

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

UPHOLD SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	843,448
Accounts receivable		176,411
Other assets		149,582
Total assets	$	1,169,441

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	197,020
Due to related party		139,606
Total liabilities		336,626

Commitments and Contingencies

Stockholder's equity

Common stock, no par value, 200 shares authorized, 200 shares issued and outstanding	13,272
Paid-in capital	11,103,422
Retained earnings	(8,159,269)
Treasury stock	(2,124,610)
Total Stockholder's equity	832,815
Total liabilities and Stockholder's equity	$ 1,169,441

The accompanying notes are an integral part of these statement

2

Note 1 - **Nature of Business**

Uphold Securities Inc. (The "Company") is a New York corporation formed in 1993. The Company is wholly owned by Uphold Inc. (the "Parent Company") and registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R. 240 17a-5 limited to providing research to customers.

In March 2021, the Company was approved by FINRA to be a clearing broker. As of December 31, 2024, the Company had not engaged in any clearing activity.

Note 2 - **Summary of Significant Accounting Policies**

a) **Basis of accounting**

The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

b) **Income Taxes**
Deferred income taxes reflect the tax effects of temporary differences between the amount of assets and liabilities for financial reporting and the amounts recognized for income tax purposes.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgements are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgements are routinely reviewed by management.

The Company follows Accounting for Uncertainty in Income Taxes which clarifies the accounting and disclosures for uncertain tax positions related to income taxes recognized in the consolidated financial statement and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statement. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company files federal, state and local tax returns. The Company did not have material unrecognized tax benefits as of December 31, 2024 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

c) **Cash**
The Company considers financial instruments with original maturities of three months or less to be cash equivalents. At December 31, 2024, the Company did not hold any cash equivalents. The Company maintains cash in a bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

d) **Credit Losses**

The Company has determined that some of its receivables are uncollectible and as such has recorded bad debt expense in the statement of operations. The amount of such write-offs for the year ended December 31, 2024 was $25,000.

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The Company has analyzed its open accounts receivable and determined that, as of December 31, 2024, an allowance for expected credit losses for those receivables is $25,000.

Recent Accounting Pronouncements

Accounting Standards Update (ASU) 2023-09, Improvements to Income Tax Disclosures, issued by the Financial Accounting Standards Board (FASB), aims to enhance the transparency and consistency of income tax reporting. The update introduces a requirement for public business entities to provide a tabular reconciliation of their effective tax rate, including both percentage and dollar amounts disaggregated by specific categories. Additionally, all entities must disclose income taxes paid, separated by federal, state/local, and foreign jurisdictions. For jurisdictions where taxes paid represent 5% or more of the total, further details are required. This update is effective for fiscal years beginning after December 15, 2024, for public business entities, and December 15, 2025, for all other entities.

Accounting Standards Update (ASU) 2023-03, Improvements to Reportable Segment Disclosures, issued by the FASB, enhances segment reporting by requiring disclosure of significant segment expenses, additional details for single-segment entities, and clarification on multiple measures of segment profit or loss. These changes aim to improve transparency and investor insights. The update is effective for fiscal years beginning after December 15, 2024, and is to be applied retrospectively unless impracticable.

e) **Use of Estimates**

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of Accounting Standards Update 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, the brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions based on net income about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The Company has assigned the Chief Financial Officer as the CODM. The nature of business and accounting policies of the single segment are the same as described in the organization and nature of business and summary of significant accounting policies. Total assets presented in the Company's Statement of Financial Condition represents total assets of the Company's single reportable segment.

Note 4 - **Related Parties**

The Company has related party transactions. Due to related party of $139,606 comprising of compensation related expenses, is on the Statement of Financial Condition at December 31, 2024. The Company has receivables from officers in the amount of $121,709. The Parent provides certain services, such as office space, technology, finance and accounting, human resources, and other expenses, at no cost to the Company. In addition, the Parent incurs certain expenses on behalf of the Company. Expenses incurred by the Parent at no cost to the Company were $174,456 for the year ended December 31, 2024. If the Parent were to consider these direct expenses of the Company and seek reimbursement, they would contribute additional capital to the Company.

Note 5 -   Financial statement with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to fulfill their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 -   Net Capital Requirement

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company had Net Capital of $506,822 which was $256,822 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital on December 31, 2024 was 64.45%.

Note 7 - Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a gross deferred tax asset of $1,856,200 and a gross deferred tax liability of $14,639 as of December 31, 2024. Due to the likelihood that the Company will not be able to utilize this future tax benefit, the Company has recorded an allowance for $1,841,561 as of December 31, 2024, resulting in a net deferred tax asset of $0 as of December 31, 2024.

Uphold Securities Inc. is included in the consolidated tax return of Uphold Ltd. & Subs ("Parent Company"). The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent Company. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carryforwards that could be claimed on this hypothetical return and the Company assesses the need for a valuation allowance on the basis of projected separate return results.

Note 8-   Going Concern

The Company has operated with recurring losses and related negative operating cash flows. These conditions have raised substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time after the issuance of these financial statements. The Company's sole member is committed to providing adequate capitalization and liquidity for the Company's business operations. As a result, management considers the substantial doubt about the Company's ability to continue as a going concern to be alleviated.

Note 9 -   Subsequent Events

The Company has evaluated events and transactions that occurred through the date these financial statement were issued, for possible disclosure or recognition in the financial statement and noted none.